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                                                                     Exhibit 4.1


                               AMENDMENT TO THE
                           1996 INCENTIVE STOCK PLAN


   The 1996 Incentive Stock Plan ("Incentive Plan") of Midcoast Energy Resources, Inc. is hereby amended as follows, effective February 24, 2000, subject to shareholder approval:

   1. The second paragraph of Section 3 is amended to read as follows in its entirety:

   The Committee may grant Options, shares of Restricted Stock, Performance Awards, shares of Phantom Stock and Stock Bonuses under the Plan with respect to a number of shares of Common Stock that in the aggregate at any time does not exceed 1,000,000 shares of Common Stock, subject to adjustment pursuant to Section 12 hereof. The grant of a Cash Bonus shall not reduce the number of shares of Common Stock with respect to which Options, shares of Restricted Stock, Performance Awards, shares of Phantom Stock or Stock Bonuses may be granted pursuant to the Plan. Notwithstanding any provision in the Plan to the contrary, the maximum number of shares of Common Stock that may be subject to Incentive Awards granted to any one individual during any calendar year shall be 50,000 shares of Common Stock, subject to adjustment under
   Section 12 hereof. The limitation set forth in the preceding sentence shall be applied in a manner which will permit compensation generated in connection with the exercise of Options and the payment of Performance Awards to constitute "qualified performance-based compensation" for purposes of Section 162(m) of the Code, including, without limitation, counting against such maximum number of shares, to the extent required under Section 162(m) of the Code and applicable interpretive authority thereunder, any shares subject to Options that are canceled or repriced.